United States securities and exchange commission logo





                             June 28, 2021

       Rory Byrne
       Chief Executive Officer
       Dole plc
       29 North Anne Street
       Dublin 7
       D07 PH36
       Ireland

                                                        Re: Dole plc
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted June 10,
2021
                                                            CIK No. 0001857475

       Dear Mr. Byrne:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted June 10, 2021

       Our Competitive Strengths, page 5

   1. We note your response to prior comment number 7. Please revise pages 6 and 156 to explain the basis for
including the public companies shown or excluding any public companies. With respect
to the footnote for the graphic on page 7, please state the types of sales represented
(retail, wholesale, etc.), how you selected comparable producers, and whether any producers
were excluded.
 Rory Byrne
FirstName
Dole plc LastNameRory Byrne
Comapany
June       NameDole plc
     28, 2021
June 28,
Page 2 2021 Page 2
FirstName LastName
Risk Factors, page 31

2. We note the parenthetical regarding the Carson, California environmental proceeding added to page 47. Please revise to provide a brief overview of the proceeding and expected impact or cross-reference the financial statements where this discussion appears.
Description of the Transaction, page 62

3. We note your response to prior comment number 14. Please revise page 71 to disclose the fee arrangements in place under the Trademark License Agreement. Unaudted Pro Forma Condensed Consolidated Financial Information , page 89

4. Please revise throughout the filing to clarify the net income per ordinary share- Basic and
         Diluted. For example, it appears net income per ordinary share should be presented as
         $0.52.
Description of Share Capital , page 211

5. We note your statement on page 219 that the federal district courts of the United States will be the exclusive forum for claims arising under the Securities Act or Exchange
         Act. Please add a risk factor related to this provision and state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Notes to the Consolidated Financial Statements
5. Segments, page F-50

6.       You state on page F-51 that Management uses Adjusted EBITDA to evaluate segment
         performance and allocate resources. Please clarify that your Chief Operating Decision-
         Maker (CODM) uses Adjusted EBITDA or revise to clarify the measure used by the
         CODM pursuant to ASC 280-10-50-27. If Adjusted EBITDA is the ASC 280 measure used by the CODM, please remove any references throughout the filing to Adjusted
         EBITDA by segment being a non-GAAP measure, such on pages 107 and 117-118.
         However, if you present the total of Adjusted EBITDA outside the financial statements, such as on pages 107 and 117, the non-GAAP rules would apply to the total Adjusted
         EBITDA measure.
 Rory Byrne
FirstName
Dole plc LastNameRory Byrne
Comapany
June       NameDole plc
     28, 2021
June 28,
Page 3 2021 Page 3
FirstName LastName
       You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      P. Michelle Gasaway, Esq.